Memorandum of Agreement

Made and entered into between:-

ERGO URANIUM (PROPRIETARY) LIMITED

(Reg No 2007/017509/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg, **RSA** on the 11th day of January 2010, and a certified copy whereof is annexed hereto **marked "A"**);

of the one part;

and

EAST RAND PROPRIETARY MINES LIMITED

(Reg No 1893/000773/06)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Themba Gwebu, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg, **RSA** on the   day of January 2010, and a certified copy whereof is annexed hereto **marked "B"**);

of the other part.

1. **Definitions**

1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-

1.1.1	"**AGREEMENT**"	shall mean this agreement and shall be deemed to include all annexes thereto which shall be initialled or signed, as the case may be, by the **PARTIES** for purposes of identification;
1.1.2	"**ANGLOGOLD**"	shall mean AngloGold Ashanti Limited of the **RSA** (Reg No 1944/017354/06);
1.1.3	"**ANGLOGOLD AGREEMENT**"	shall mean the Memorandum of Agreement made and entered into by and between **ANGLOGOLD**, the **COMPANY**, **DRD SA** and **MINTAILS SA** at Johannesburg, **RSA** on the 6 August 2007 relating to the sale and purchase respectively of the "*Ergo Mining Assets*" as therein defined, upon the terms and conditions therein set forth, and shall include the various addenda thereto respectively dated the 17 August 2007, 30 August 2007, 21 November 2007, 28 February 2008 and 15 May 2008;
1.1.4	"**ARGONAUT**"	shall mean Argonaut Financial Services (Proprietary) Limited of the **RSA** (Reg No 1992/005514/07), a wholly owned subsidiary of DRDGOLD Limited (the holding company of **DRD SA**);
1.1.5	"**ARGONAUT CLAIMS**"	shall mean the claims in loan account by **ARGONAUT** (or any other company within the DRDGOLD Limited group of companies)

against **WITFONTEIN** as at the **EFFECTIVE DATE** in respect of cash monies loaned and advanced to and/or disbursed for and on behalf of **WITFONTEIN**;

1.1.6 "**ARGONAUT EQUITY**" shall collectively mean the **ARGONAUT CLAIMS** and the **ARGONAUT SHARES**;

1.1.7 "**ARGONAUT SHARES**" shall mean the 500 (five hundred) ordinary par value shares of R1,00 (one rand) each in the capital of **WITFONTEIN**, the registered and/or beneficial owner whereof is **ARGONAUT** and constituting 50% (fifty per centum) of the total issued share capital of **WITFONTEIN**;

1.1.8 "**APPROVALS**" shall mean the written consents, approvals and/or permits to be issued, to the extent required, by any of the relevant regulatory authorities or entities, whether in Australia or in the **RSA**, as a pre-requisite to the implementation of the **TRANSACTION** and in no way derogating from the generality thereof, including (to the extent required):-

1.1.8.1 in Australia, that of:-

- The Australian Securities and Investments Commission;

- the Listings Department of the **ASX**; and

- the shareholders of **MINTAILS AUS** in general meeting;

1.1.8.2   in the **RSA**, that of:-

- **ANGLOGOLD** and **DRD SA** to the cancellation of the Deed of Suretyship furnished by **MINTAILS SA** to **ANGLOGOLD** under the **ANGLOGOLD AGREEMENT** and the release of **MINTAILS SA** from its obligations under such agreement failing which, the furnishing of a satisfactory indemnity by **DRD SA** in favour of **MINTAILS SA** in respect of any claims by **ANGLOGOLD** arising out of such suretyship;

- the **COMPETITION COMMISSION / TRIBUNAL**;

- the **DME**; and

- any third party under any of the **CONTRACTS**;

1.1.9   "**ASSETS**"   shall mean the tangible and intangible assets of the **COMPANY** as at the **EFFECTIVE DATE**, that is:-

1.1.9.1   as reflected in the asset register/s of the **COMPANY**; and

1.1.9.2   all **LICENCES** and **RIGHTS** granted by governmental, quasi-governmental or other authorities or entities having

jurisdiction over any of the mining operations of the **COMPANY**;

entitling the **COMPANY** to lawfully conduct the **BUSINESS** after the **EFFECTIVE DATE** in the same manner and to the same extent as same was conducted prior thereto;

1.1.10 "**ASX**" shall mean the Australian Securities Exchange Limited, registered as such in accordance with the applicable laws in Australia;

1.1.11 "**ATTORNEYS**" shall mean Levy, Feinsteins & Associates Incorporated practising under the style of "*Feinsteins*" of Johannesburg, **RSA**;

1.1.12 "**BUSINESS**" shall collectively mean the gold mining/reclamation and related business of the **COMPANY** utilising the **ASSETS**;

1.1.13 "**CLOSING DATE**" shall mean the date of the implementation of the provisions of clause 12 infra, which shall as near as possible correspond with the date of the fulfilment (or waiver, where possible) of the last of the conditions precedent in clause 3 infra and shall at latest be 7 (seven) business days thereafter;

1.1.14 "**COMPANY**" shall mean Ergo Mining (Proprietary) Limited of the **RSA** (Reg No 2007/004886/07), the authorised share capital whereof is R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1,00 (one rand) each and the issued share capital

whereof is R600,00 (six hundred rand) divided into 600 (six hundred) ordinary par value shares of R1,00 each, the registered and/or beneficial owners whereof are:-

1.1.14.1 **CROWN** - as to 300 (three hundred) shares; and

1.1.14.2 **ERGO URANIUM** - as to 300 (three hundred) shares;

1.1.15	"**COMPANIES ACT**"	shall mean the Companies Act, No 61 of 1973, as amended, of the **RSA**;
1.1.16	"**COMPETITION COMMISSION / TRIBUNAL**"	shall mean the Commission or Tribunal, as the case may be, established in accordance with the provisions of the Competition Act, No 89 of 1988, as amended, of the **RSA**;
1.1.17	"**CONTRACTS**"	shall mean all those material contracts entered into prior to the **EFFECTIVE DATE** by and between the **COMPANY** and third parties and which continue beyond such date and the details whereof are known to and in the possession of the **PARTIES**;
1.1.18	"**CROWN**"	shall mean Crown Gold Recoveries (Proprietary) Limited of the **RSA** (Reg No 1988/005115/07), a subsidiary of **DRD SA**;
1.1.19	"**DME**"	shall mean the Department of Minerals and Energy of the Government of the **RSA**;
1.1.20	"**DRD SA**"	shall mean DRDGOLD South African Operations (Proprietary) Limited of the **RSA** (Reg No 2005/033662/07) and shall be deemed to include its successors in title or permitted assigns, the holding company of

CROWN and ERPM;

1.1.21 "EFFECTIVE DATE" shall mean the 1st day of January 2010 notwithstanding the SIGNATURE DATE;

1.1.22 "ERGO URANIUM" shall mean Ergo Uranium (Proprietary) Limited (Reg No 2007/017509/07) and shall be deemed to include its successors in title or permitted assigns, a wholly owned subsidiary of MINTAILS MAURITIUS;

1.1.23 "ERPM" shall mean East Rand Proprietary Mines Limited (Reg No 1893/000773/06) and shall be deemed to include its successors in title or permitted assigns, a subsidiary of DRD SA;

1.1.24 "INTERIM PERIOD" shall mean the period from the EFFECTIVE DATE until the CLOSING DATE;

1.1.25 "LICENCES" shall collectively mean all mining and similar such licences issued by the DME, whether in terms of the MPRDA or otherwise in favour of the COMPANY and the details whereof are known to and in the possession of the PARTIES;

1.1.26 "MINTAILS AUS" shall mean Mintails Limited (Reg No 008 740672), a public company incorporated in accordance with the company laws of Australia and the shares whereof are listed on the ASX;

1.1.27 "MINTAILS MAURITIUS" shall mean Mintails Gold and Uranium Limited (Reg No 079690 CI/GBL) of Mauritius and the holding company of

ERGO URANIUM;

1.1.28	"**MINTAILS SA**"	shall mean Mintails S A (Proprietary) Limited of the **RSA** (Reg No 2004/007547/07), a wholly owned subsidiary of **MINTAILS AUS**;
1.1.29	"**MPRDA**"	shall mean the Mineral and Petroleum Resources Development Act, No 28 of 2002, as amended, of the **RSA**;
1.1.30	**PARTIES**"	shall mean both parties to the **AGREEMENT**;
1.1.31	"**RESOLUTIONS**"	shall mean those ordinary and/or special resolutions to be passed and registered, where applicable, in:-

- Australia in relation to **MINTAILS AUS**; and/or

- the **RSA** and/or Mauritius in relation to **ERGO URANIUM**,

so as to facilitate the conclusion and implementation of the **TRANSACTION** in its entirety;

1.1.32	"**RIGHTS**"	shall, as distinct from the **LICENCES**, collectively mean all those rights of whatsoever nature or howsoever arising held by the **COMPANY** to facilitate the conduct of the **BUSINESS** and in no way derogating from the aforegoing including all its mineral rights, mining rights (that is mining leases, mynpachtenbriefen and precious metals claims licences), surface rights (that is surface right permits and bezitrechten) and

any other rights and the details whereof are known to and in the possession of the **PARTIES**;

1.1.33	"**RSA**"	shall mean the Republic of South Africa;

1.1.34 "**SALE CLAIMS**" shall mean the claims in loan account by **ERGO URANIUM** (which, for the purposes of the **AGREEMENT** shall be deemed to include any claims by **MINTAILS SA**) against the **COMPANY** as at the **EFFECTIVE DATE**, in aggregate R118 000 000,00 (one hundred and eighteen million rand);

1.1.35 "**SALE EQUITY**" shall collectively mean the **SALE CLAIMS** and the **SALE SHARES**;

1.1.36 "**SALE SHARES**" shall mean the 300 (three hundred) ordinary par value shares of R1,00 (one rand) each in the capital of the **COMPANY** [constituting 50% (fifty per centum) of the total issued share capital thereof] registered in the name of and beneficially owned by **ERGO URANIUM**;

1.1.37 "**SHAREHOLDERS' AGREEMENT**" shall mean the agreement entered into at Johannesburg, **RSA** on the 15 August 2008 by and between **CROWN** and **ERGO URANIUM** governing their relationship as shareholders of **ERGO MINING** and of their nominees as directors of **ERGO MINING**;

1.1.38 "**SIGNATURE DATE**" shall mean the date of the signature of the **AGREEMENT** by the **PARTY** last signing

same;

1.1.39	"**TRANSACTION**"	shall mean the transaction contemplated by the **AGREEMENT**, that is the sale and purchase respectively of the **SALE EQUITY**;

1.1.40	"**WITFONTEIN**"	shall mean Witfontein Mining (Proprietary) Limited of the **RSA** (Reg No 2003/013481/07) [formerly known as Skeat Gold Mining East Rand (Proprietary) Limited and prior thereto as Wavelett Trading 105 (Proprietary) Limited], the authorised and issued share capital whereof is R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1,00 (one rand) each. the registered and/or beneficial owners whereof are:-

    1.1.40.1   **ARGONAUT** - as to 500 (five hundred) shares; and

    1.1.40.2   **MINTAILS SA** - as to 500 (five hundred) shares.

1.2   Words importing:-

    1.2.1   the singular shall include the plural and *vice versa*;

    1.2.2   any one gender shall include the others;

    1.2.3   persons shall, where the context admits, include firms or corporations.

1.3   Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.

1.4   Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.

1.5 When any number of days is prescribed in the **AGREEMENT**, same shall mean business days and shall be reckoned exclusively of the first and inclusively of the last day.

1.6 The use of the word "*including*" followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the **AGREEMENT**.

1.8 The terms of the **AGREEMENT** having been negotiated, the *contra proferentem* rule shall not be applied in the interpretation thereof.

1.9 Any term which refers to an **RSA** legal concept or process (in no way derogating from the generality thereof, for example "*winding-up*" or "*curatorship*") shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the **AGREEMENT** may apply or to the laws of which any **PARTY** cited hereunder may be or become subject.

1.10 Any reference to "*permitted assigns*" shall mean those consented to, in writing, by both **PARTIES**.

2. **Recordal**

It is recorded that:-

2.1 the **COMPANY** conducts the **BUSINESS**;

2.2 the present shareholders of the **COMPANY** are **CROWN** and **ERGO URANIUM** in equal proportions; and

2.3 **MINTAILS AUS** and **DRD SA** are desirous of severing their relationship exercised through their respective subsidiaries in **ERGO MINING** and to this end **ERGO URANIUM** has agreed to sell to **ERPM**, which has agreed to purchase from it, the **SALE EQUITY** upon the terms and conditions more fully set forth hereafter.

3. **Conditions Precedent**

3.1   Notwithstanding anything to the contrary in the **AGREEMENT** contained, it shall be subject to the fulfilment or waiver (where possible), of the following conditions precedent, to wit:-

      3.1.1   the furnishing of the **APPROVALS** to be evidenced in writing by the relevant issuing authority/entity to the reasonable satisfaction of the **PARTIES**; and

      3.1.2   the passing and/or, where applicable, the registration of the **RESOLUTIONS**;

within a period of 120 (one hundred and twenty) days after the **SIGNATURE DATE**.

3.2   The aforegoing conditions are stipulations for the benefit of both **PARTIES** and accordingly shall only be capable of being waived (save for any regulatory approvals or shareholders' resolutions which are required) in writing by both the **PARTIES**.

3.3   Should the aforesaid conditions precedent not be fulfilled or waived (where possible) within the period/s set forth above or within such extended period/s as the **PARTIES** may in writing agree upon, then and in such event the **AGREEMENT** shall *ipso facto* be and become null and void *ab initio* and the **PARTIES** shall be obliged to restore each other as near as possible to the status *quo ante* as at the **SIGNATURE DATE** and neither of the **PARTIES** shall have any claims against the other of them save as set forth to the contrary in the **AGREEMENT**.

3.4   The **PARTIES** reciprocally warrant in favour of each other that they will in good faith use their reasonable commercial endeavours to procure the fulfilment of the conditions precedent which are applicable to them as soon as possible after the **SIGNATURE DATE** and to such end shall supply such information and/or execute such reasonable documentation as may be required by any third party, be it regulatory authorities or otherwise, in relation to the said conditions within a period of 5 (five) days after a written request therefor.

4. **Warranty and Acknowledgments**

4.1   **Warranty**

ERGO URANIUM does hereby represent and warrant in favour of **ERPM** that it is the legal holder of the **SALE EQUITY** which is unencumbered and that it is accordingly entitled to deal therewith in accordance with the **AGREEMENT**.

4.2   **Acknowledgments**

4.2.1   **By ERPM**

ERPM acknowledges that:-

4.2.1.1   save as set forth in clause 4.1 to the contrary, no express or implied warranties have been given by **ERGO URANIUM** or any third party on its behalf to **ERPM** of and in connection with the **TRANSACTION** and accordingly the **SALE EQUITY** is sold by the former to the latter "*voetstoots*";

4.2.1.2   its sister company, **CROWN**, is a 50% shareholder of the **COMPANY** and by reason thereof **ERPM** is fully *au fait* with all the facts and circumstances surrounding the **COMPANY**, the **BUSINESS**, the **ASSETS** and any liabilities in connection therewith and **ERPM** warrants in favour of **ERGO URANIUM** that **CROWN** has consented to the **TRANSACTION**.

4.2.1.3   **ERGO URANIUM** shall not be liable for any defects, latent or patent, in the **ASSETS** nor for any damage occasioned to or suffered by **ERPM** by reason thereof and the implied warranty against latent defects is expressly excluded; and

4.2.1.4   by reason of clause 4.2.1.2 supra, **ERPM** waives the preparation of financial statements of the **COMPANY** as at the **EFFECTIVE DATE**.

4.2.2   **By ERGO URANIUM**

ERGO URANIUM acknowledges that portion of the purchase consideration for the **SALE EQUTY** will be discharged by the delivery of the **ARGONAUT EQUITY** and that such delivery shall be "*voetstoots*" without any warranties attaching thereto save that **ERPM** warrants in connection therewith that **ARGONAUT** is the lawful owner of, and accordingly entitled to deliver, the **ARGONAUT EQUITY**, which is totally unencumbered, in accordance with the **AGREEMENT**.

5. **Sale**

Subject to the **AGREEMENT** becoming unconditional and subject further to the provisions of clause 4 supra:-

5.1 **ERGO URANIUM** does hereby sell to **ERPM** and the latter does hereby purchase from it the **SALE EQUITY** (as one indivisible transaction) for the purchase consideration hereinafter referred to; and

5.2 the benefits of and the risks attaching to the acquisition of the **SALE EQUITY** shall pass from **ERGO URANIUM** to **ERPM** retrospectively with effect from the **EFFECTIVE DATE**.

6. **Purchase Consideration**

The purchase consideration for the **SALE EQUITY** shall be the sum of R82 088 321,73 (eighty two million and eighty eight thousand and three hundred and twenty one rand and seventy three cents) constituted as to:-

6.1 the **SALE CLAIMS** at the discounted sum of R82 088 022,73 (eighty two million and eighty eight thousand and twenty two rand and seventy three cents); and

6.2 R300,00 (three hundred rand), being the par value of the **SALE SHARES**.

7. **Payment of Purchase Consideration**

7.1 The purchase consideration as aforesaid shall be discharged as to:-

7.1.1 R62 088 321.73 (sixty two million and eighty eight thousand and three hundred and twenty one rand and seventy three cents) which shall be paid by **ERPM** in three tranches as follows:-

7.1.1.1 R7 088 321,73 (seven million and eighty eight thousand and three hundred and twenty one rand and seventy three cents) - on the **SIGNATURE DATE** or so soon thereafter as possible;

7.1.1.2 R20 000 000,00 (twenty million rand) - on the 31 March 2010;

7.1.1.3 R35 000 000,00 (thirty five million rand) - on the earlier of the **CLOSING DATE** or the 30 June 2010, as the case may be,

and all of which shall be paid by **ERPM** to the **ATTORNEYS** in trust and to be invested by them (save in the case of the amount referred to in 7.1.1.1 supra) in an interest bearing account as more fully provided in clause 7.2 infra ; and

7.1.2   R20 000 000,00 (twenty million rand), being the agreed value of the **ARGONAUT EQUITY**, which shall be delivered in negotiable form by **ERPM** to **ERGO URANIUM** or its nominee, on the **CLOSING DATE**.

7.2   The cash amounts payable in accordance with clause 7.1.1 supra, shall be paid by **ERPM** to the **ATTORNEYS** in accordance with the provisions of Section 78 (2A) of the Attorneys Act, No 53 of 1979, as amended, of the **RSA**, and on the basis that:-

7.2.1   the account will be in the name of the **ATTORNEYS** and under their control;

7.2.2   the provisions hereof constitute the required written instruction/authorisation to the **ATTORNEYS** in accordance with the aforesaid Act as read with rule 77.1 of the Rules of the Law Society of the Northern Provinces, **RSA** to so invest such funds if timing permits; and

7.2.3   the said funds plus interest thereon shall, subject to the overriding provisions of clauses 7.3 and 8 infra, be held in trust by the **ATTORNEYS** as agent for and on behalf of **ERPM** pending the arrival of the **CLOSING DATE** and the implementation of the provisions of clause 12 infra, whereupon the purchase consideration shall be released by the **ATTORNEYS** to **ERGO URANIUM** and the interest which has accrued thereon, to **ERPM**.

7.3

7.3.1   Notwithstanding anything to the contrary in clauses 7.1 and 7.2 supra, **ERPM** has agreed that subject to the provisions of clause 8 infra, the amount referred to in clause 7.1.1.1 supra shall be released by the **ATTORNEYS** to **ERGO URANIUM** as and by way of an interest bearing loan, as soon as possible after the receipt thereof;

7.3.2   The interest which shall accrue on the loan shall equal that from time to time of the interest payable by Nedbank Limited on the **ATTORNEYS** (or their auditors, PKF Inc of Johannesburg) corporate saver account in respect of an amount equal to that in 7.1.1.1 supra. The interest shall be calculated for the period from the date of the advance until the **CLOSING**

DATE or in the event of the application of clause 8.2 infra, the date of repayment of the loan, as the case may be (both days inclusive). A certificate under the hand of any manager of Nedbank Limited (whose appointment and authority it shall not be necessary to prove) as to the interest rate and the amount payable, shall be final and binding on the **PARTIES**.

8. **Loan and Collateral Security therefor**

8.1 Notwithstanding anything to the contrary in clause 7 supra, **ERPM** does hereby irrevocably authorise the **ATTORNEYS**, within a period of 3 (three) days after the receipt of the amount referred to in clause 7.1.1.1 supra, to release the same to **ERGO URANIUM** as and by way of an interest bearing loan (determined as aforesaid) by **ERPM** to **ERGO URANIUM** and in advance of the arrival of the **CLOSING DATE**.

8.2 Should the **CLOSING DATE** not arrive for whatever reason within the time period stipulated in the **AGREEMENT** or within such extended period as the **PARTIES** may in writing agree upon, then and in such event the aggregate of the amount advanced plus interest thereon, determined as aforesaid, shall be and become repayable by **ERGO URANIUM** to **ERPM** not later than 90 (ninety) days after written demand therefor.

8.3 As collateral security for the aforegoing loan, **ERGO URANIUM** shall on the **SIGNATURE DATE** deposit in escrow with the **ATTORNEYS**, the **SALE EQUITY** in negotiable form to be held by them for and on behalf of **ERPM** pending:-

8.3.1 the arrival of the **CLOSING DATE** and the implementation of the provisions of clause 12 infra, whereupon same shall be released to **ERPM** as therein provided; or

8.3.2 the repayment in full of the aforesaid loan plus interest thereon as provided in clause 7.3.2 supra within the period stipulated in clause 8.2 supra:-

8.3.2.1 in which event same shall be released to **ERGO URANIUM**; alternatively

8.3.2.2 failing which, it shall be released by the **ATTORNEYS** to **ERPM** which shall be entitled to cause same to be realised by public auction or private treaty on a transparent arms length *bona fide* basis so as to maximise the selling price therefor and on the basis that the realised value in excess of the loan plus interest thereon as aforesaid and any *bona*

fide costs incurred by **ERPM**, shall redound to the exclusive benefit of **ERGO URANIUM** and be paid to it,

as the case may be.

9. **Rehabilitation Deposit**

9.1 The **PARTIES** record that:-

9.1.1 in terms of the **ANGLOGOLD AGREEMENT**, the **COMPANY** caused to be deposited the sum of R63 000 000,00 (sixty three million rand) to cover the rehabilitation obligations (as referred to in such agreement) with Investec Bank Limited and caused such bank to furnish a guarantee therefor in favour of **ANGLOGOLD** as will more fully appear from a copy thereof annexed hereto **marked "C"**; and

9.1.2 drawn downs are permitted under the said guarantee from time to time in accordance with the provisions thereof.

9.2 In the event of there being a surplus after the completion of the rehabilitation programme in respect whereof the aforesaid guarantee was established by the **COMPANY** in favour of **ANGLOGOLD**, then and in such event such surplus shall, to the extent that:-

9.2.1 it is R20 000 000,00 (twenty million rand) or less, be shared equally between the **PARTIES**; or

9.2.2 it exceeds R20 000 000,00 (twenty million rand), then such excess shall redound to the exclusive benefit of **ERPM**.

10. **CONTRACTS**

10.1 To the extent that any of the **CONTRACTS** may contain any provision whereby any change in the control of the **COMPANY** may require the written consent of any third party, the **PARTIES** shall use their reasonable commercial endeavours as soon as possible after the **CLOSING DATE**, to procure retrospectively with effect from the **EFFECTIVE DATE**, the furnishing of such consent.

10.2 Should any third party decline to furnish consent for whatever reason, then and in such event **ERPM** shall take such steps as may be necessary to satisfy the reasonable requests of such third party .

11. **INTERIM PERIOD**

11.1   As the **COMPANY** is presently controlled by **CROWN** (a subsidiary of **DRD SA**) and **ERGO URANIUM** in equal shares, the **PARTIES** shall during the **INTERIM PERIOD** procure that the **BUSINESS** is conducted in the ordinary, normal and regular course thereof and neither of the **PARTIES** shall be entitled to make any decision without prior consultation with the other and which may be detrimental to the interests of the other.

11.2   In and during the **INTERIM PERIOD**, the **PARTIES** shall procure that:-

11.2.1   the **COMPANY** shall maintain its books and records of and concerning the **ASSETS** and the **BUSINESS** in good order and currently up to date at all times;

11.2.2   the **COMPANY** shall comply with all laws affecting the operation of the plant and equipment and rolling stock which constitute portion of the **ASSETS**;

11.2.3   the **COMPANY** shall not assume or incur any liability, actual or contingent, save in the ordinary, regular and normal course of business;

11.2.4   the **COMPANY** shall not knowingly take or cause to be taken any steps directly or indirectly which may in any way adversely affect the completion of the **AGREEMENT**;

11.2.5   the **COMPANY** shall not do or omit to do any act, matter or thing which may invalidate any policies of insurance or cause the premiums thereunder to be increased;

11.2.6   the **COMPANY** shall maintain all policies of insurance in its name and cause all premiums to be paid on the due dates therefor and any claims thereunder shall redound to the benefit of the **COMPANY** less any excess thereon;

11.2.7   each shall cause to be disclosed to the other in writing forthwith upon the occurrence thereof any change in any material fact or any other material change or any new material fact relating to the **AGREEMENT**; and

11.2.8   the **COMPANY** shall at its cost take such steps as may be necessary to properly care for and maintain the **ASSETS** and shall discharge any liabilities on their respective due dates therefor.

12. **CLOSING DATE**

On the **CLOSING DATE**, the **PARTIES** and/or their duly authorised representatives shall meet at a pre-determined time and venue and at which the following shall, *inter alia*, take place:-

12.1 **ERGO URANIUM** shall:-

12.1.1 procure that the **SALE EQUITY** is released by the **ATTORNEYS** to **ERPM**, the same to encompass the following:-

12.1.1.1 the certificates in respect of the **SALE SHARES** and the relevant share transfer forms which shall be currently dated and duly completed to enable transfer of the **SALE SHARES** to be registered in the name of **ERPM**; and

12.1.1.2 written cessions in respect of the **SALE CLAIMS** in favour of **ERPM**;

12.1.2 deliver to **ERPM**:-

12.1.2.1 the written resignations of all the **ERGO URANIUM** appointees on the board of directors of the **COMPANY** and from any other offices held by them in the **COMPANY**;

12.1.2.2 resolutions of the board of directors of the **COMPANY**:-

- approving the transfer of the **SALE SHARES** hereby sold into the name of **ERPM**;

- taking cognisance of the cession of the **SALE CLAIMS** to **ERPM**; and

- accepting the resignations of the nominees of **ERGO URANIUM** and appointing additional nominees of **ERPM** as the latter may determine.

12.2 **ERPM** shall deliver to **ERGO URANIUM** the following:-

12.2.1 the certificates in respect of the **ARGONAUT SHARES** and the relevant share transfer forms, which shall be currently dated and duly completed (in blank as to transferee) to enable transfer of the **ARGONAUT SHARES** to be registered in the name of **ERGO URANIUM** or its nominee;

12.2.2 a written cession in respect of the **ARGONAUT CLAIMS** in favour of **ERGO URANIUM** or its nominee;

12.2.3 the written resignations of all the **ARGONAUT** appointees on the board of directors of **WITFONTEIN** and from any other offices held by them in **WITFONTEIN**;

12.2.4 resolutions of the board of directors of **WITFONTEIN**:-

- approving the transfer (on a "*voetstoots*" basis) of the **ARGONAUT SHARES** into the name of **ERGO URANIUM** or its nominee;

- taking cognisance of the cession of the **ARGONAUT CLAIMS** to **ERGO URANIUM** or its nominee; and

- accepting the resignations of the nominees of **ARGONAUT** and appointing the additional nominees of **ERGO URANIUM** or its nominee, as the latter may determine.

12.3 The **ATTORNEYS** shall release to **ERGO URANIUM** whatever portion of the purchase consideration is still held by them in trust in accordance with the provisions of clause 7 supra.

12.4 The **PARTIES** shall procure that the **SHAREHOLDERS' AGREEMENT** is cancelled on the basis that the same shall be of no further force or effect and neither of the parties thereto shall have any claims against the other arising thereout. **CROWN**, as is evidenced by its signature at the foot of the **AGREEMENT**, does hereby confirm the aforegoing.

13. **WITFONTEIN**

13.1 **ERGO URANUM** and **MINTAILS SA** (as is evidenced by its signature at the foot of the **AGREEMENT**), do hereby jointly and severally (collectively referred to as "the **Mintails Group**") warrant in favour of **ERPM** that it is the avowed intention of the **Mintails Group** not to directly or indirectly realise the **ARGONAUT EQUITY**, to be acquired pursuant to clause 7.1.2 supra. within a period of 2 (two) years after the **CLOSING DATE**.

13.2 Notwithstanding anything to the contrary in 13.1 supra and subject to the arrival of the **CLOSING DATE** and the implementation of the provisions of clause 12 supra:-

13.2.1   the **Mintails Group** does hereby give and grant to **ERPM** (or its nominee), the right of first refusal to re-acquire the **ARGONAUT EQUITY** upon the same terms and conditions as will be contained in any *bona fide* arms length third party offer received by the **Mintails Group** (which shall be deemed to include any company directly or indirectly controlled by the **Mintails Group**) and which is acceptable to it;

13.2.2   the right of first refusal shall be open for acceptance for a period of 30 (thirty) days after the receipt by **ERPM** of a copy of the third party offer from the **Mintails Group** and during which period the right of first refusal shall be irrevocable;

13.2.3   if **ERPM** exercises its right (directly or through its nominee), then it shall be deemed to have re-acquired the **ARGONAUT EQUITY** upon the identical terms and conditions contained in the third party offer document, the provisions whereof shall apply, *mutatis mutandis*, thereto and as against **ERPM**'s (or its nominee's) written acceptance thereof;

13.2.4   the aforesaid right of first refusal shall be valid and enforceable until the expiration of 2 (two) years from the **CLOSING DATE** save that should the **Mintails Group** as part of a *bona fide* restructuring of **MINTAILS AUS** and/or its **RSA** subsidiaries wish to dispose of the **ARGONAUT EQUITY** to any other member of the **MINTAILS AUS** group of companies, then and in such event the aforesaid right in favour of **ERPM** shall not be capable of being enforced, but the transferee of the **ARGONAUT EQUITY** shall as a pre-requisite to such transfer, bind itself to the provisions of the aforesaid right of first refusal in favour of **ERPM** for the stated period and the **Mintails Group** shall furnish copies of the relevant documents to **ERPM** for retention with its records.

13.3   **ERGO URANIUM** agrees and undertakes after transfer of the **ARGONAUT EQUITY** into the name of **ERGO URANIUM** or **MINTAILS SA**, to cause the share certificate therefor to be deposited with the **ATTORNEYS** to be held by them during the aforesaid period of 2 (two) years.

14.   **MINTAILS SA**

To the extent that **MINTAILS SA** is a creditor in loan account of the **COMPANY** and which claim shall constitute an integral part of the **SALE CLAIMS**, then and in such event **MINTAILS SA**, as is evidenced by its signature at the foot of the **AGREEMENT**, does hereby bind itself in

favour of **ERPM** to give effect to that portion of the **TRANSACTION** in which it is directly or indirectly involved.

15. **No Commission**

The **PARTIES** acknowledge that no third party was instrumental in the conclusion of the **AGREEMENT** and that no liability of whatever shall attach to **ERGO URANIUM** or **ERPM** in respect of any commission to any third party of and in connection with the **AGREEMENT**.

16. **Regulatory Authorities**

16.1 In no way derogating from any other provisions of the **AGREEMENT**, the **PARTIES** shall co-operate fully and shall sign and submit all documentation necessarily required to facilitate the grant of all regulatory authorities required to give effect to the **AGREEMENT** and the **TRANSACTION** as a whole.

16.2 All such documents shall be produced and/or signed upon written request therefor.

17. **Breach Provisions**

17.1 Save as provided in clause 8 supra, should either of the **PARTIES** commit a breach of any of the provisions of the **AGREEMENT** which are applicable to it, , then and in such event the aggrieved **PARTY** shall be obliged to afford the guilty **PARTY** a period of 14 (fourteen) days' written notice (calculated from the date of receipt thereof) within which to remedy the breach, failing which the aggrieved **PARTY** shall then be entitled at its sole and absolute discretion, subject to 17.2 infra, to cancel the **AGREEMENT** and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved **PARTY** in law.

17.2 Notwithstanding anything to the contrary in 17.1 supra, the aggrieved **PARTY** shall only be entitled to cancel the agreement if the breach is of a material nature and strikes at the roots of the **AGREEMENT** and cannot otherwise be reasonably remedied by monetary compensation, alternatively if such compensation is claimed and not paid.

18. **Adjudication of Disputes**

18.1 Should any dispute arise between the **PARTIES** in regard to:-

18.1.1 the interpretation of;

18.1.2 the effect of;

18.1.3 the **PARTIES'** respective rights or obligations under;

18.1.4   a breach of;

18.1.5   the termination of;

18.1.6   any matter arising out of the termination of;

the **AGREEMENT**, that dispute shall be decided by arbitration in the manner set out in this clause 18.

18.2   The arbitrator shall be appointed by the **PARTIES**, and failing agreement, shall be nominated by the Arbitration Foundation of Southern Africa ("AFSA") out of the nominees of the **PARTIES**. Should AFSA not be in existence at the time, the nomination shall be made by the Chairman for the time being of the Johannesburg, **RSA** Bar Council.

18.3   The arbitration shall be held at Sandton, Gauteng, **RSA** and 'in camera' on the basis that such proceedings will be strictly private and confidential.

18.4   The arbitration shall be held in accordance with the Rules of AFSA, or if AFSA shall not be in existence, in accordance with the formalities and procedures settled by the arbitrator, which shall be in an informal and summary manner, that is, it shall not be necessary to observe or carry out either the usual formalities or procedures or the strict rules of evidence, and otherwise subject as aforesaid to the Arbitration Act, 1965, of the **RSA** and any statutory modification or re-enactment thereof. Notwithstanding the aforegoing, insofar as the time parameters are concerned, the Rules of AFSA shall not be applicable and shall be deemed substituted by the Uniform Rules of the High Court of the **RSA**.

18.5   The arbitrator shall be entitled to:-

18.5.1   investigate or cause to be investigated any matter, fact or thing which he considers necessary or desirable in connection with any matter referred to him for decision;

18.5.2   decide the matters submitted to him according to what he considers just and equitable in all the circumstances, having regard to the purpose of the **AGREEMENT**; and

18.5.3   make such award, including an award for specific performance, an interdict, damages or a penalty or the costs of arbitration or otherwise, as he in his discretion may deem fit and appropriate.

18.6　The arbitration shall be held as expeditiously as possible after it is demanded with a view to it being completed within 30 (thirty) days after it has been so demanded.

18.7　This clause is severable from the remainder of the **AGREEMENT** and shall therefore remain in effect even if the **AGREEMENT** is terminated.

18.8　Subject to the above provisions of this clause 18, the law governing the **AGREEMENT** shall be South African law and the Court having jurisdiction to enforce any award made under this clause shall be the South Gauteng, Johannesburg Division of the High Court of the **RSA** and all appeal courts therefrom.

19.　**General**

19.1　**Clause Headings**

The clause headings to the **AGREEMENT** are for reference purposes only and do not bear upon the interpretation of the **AGREEMENT**. If any provision in a definition is a substantive provision conferring rights or imposing obligations on any **PARTY**, notwithstanding that it is only in the definition, effect shall be given to it as if it were a substantive provision in the body of the **AGREEMENT**.

19.2　*Domicilia*

19.2.1　The **PARTIES** hereby choose *domicilia citandi et executandi* for all purposes under the **AGREEMENT** at the addresses set opposite their respective names hereunder:-

19.2.1.1　**ERPM** - 4 Ebsco House, 299 Pendoring Avenue, Blackheath, Johannesburg 2195, **RSA** - telefax number 011 476-2637;

19.2.1.2　**ERGO URANIUM** - 1st Floor, North Wing, Lord Charles Office Park, 337 Brooklyn Road, Pretoria 0002, **RSA** - telefax number +27 12 346-4409.

19.2.2　Any notice to either **PARTY** shall be addressed to such **PARTY** at its *domicilium* aforesaid and either sent by telefax or delivered by hand. In the case of any notice -

19.2.2.1　sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the date of the successful transmission thereof if a business day, otherwise the next following business day;

19.2.2.2 delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.

19.2.3 Either **PARTY** shall be entitled, by notice to the other, to change its *domicilium* to another address in the **RSA**, provided that the changes shall only become effective 14 (fourteen) days after service of the notice in question.

19.2.4 Notwithstanding anything to the contrary hereinbefore contained, a written notice or communication actually received by one of the **PARTIES** from the other, including by way of telefax transmission, shall be adequate written notice or communication to such **PARTY**.

19.3 **Costs**

The costs of and incidental to:-

19.3.1 the transfer of the **SALE SHARES** to **ERPM**, shall be borne and paid by **ERPM**;

19.3.2 the transfer of the **ARGONAUT EQUITY** to **ERGO URANIUM** or its nominee, shall be borne and paid by **ERGO URANIUM** or the transferee, as the case may be;

19.3.3 any regulatory authorities shall be borne and paid by **ERGO URANIUM** on the one hand and **ERPM** on the other in equal shares, upon written request therefor save for the **COMPETITION COMMISSION/TRIBUNAL** costs, which shall be borne and paid by **ERPM**;

19.3.4 the drafting and drawing of the **AGREEMENT** and all negotiations in connection therewith shall be borne and paid by **ERGO URANIUM** on the one hand and **ERPM** on the other hand in equal shares.

19.4 **Non-Waiver**

19.4.1 No variation or amendment of the **AGREEMENT** will be of any force or effect unless reduced to writing and signed by both **PARTIES**.

19.4.2 No consensual termination of the **AGREEMENT** will be of any force or effect unless reduced to writing and signed by the **PARTIES**.

19.4.3   No waiver or abandonment of any **PARTY**'s rights arising from the **AGREEMENT**, accrued or otherwise, will be of any force or effect as against such party unless such waiver or abandonment is reduced to writing and signed by the **PARTY** waiving and abandoning such rights.

19.4.4   No oral statements and no conduct by a **PARTY** relating to any purported variation, amendment, cancellation, waiver or abandonment will estop a **PARTY** from relying upon the formalities prescribed in the preceding sub-clauses of this clause.

19.4.5   Neither of the **PARTIES** shall be entitled, without the prior written consent of the other which shall not be unreasonably withheld, to cede or assign any of its rights or delegate any of its obligations arising out of the **AGREEMENT** save that the onus of proof that the consent is being unreasonably withheld, shall rest on the **PARTY** seeking the cession and assignment.

19.5   **Severability of Contract**

In the event of any provisions of the **AGREEMENT** being invalid, such provision/s shall be regarded as severable from the remainder of the **AGREEMENT** which shall remain of full force and effect.

19.6   **Good Faith and Implementation**

19.6.1   The **PARTIES** undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the **AGREEMENT**.

19.6.2   The **PARTIES** shall at all times during the continuance of the **AGREEMENT** observe the principles of good faith towards one another in the performance of their obligations in terms of the **AGREEMENT**. This implies, without limiting the generality of the aforegoing, that:-

         19.6.2.1   they will at all times during the term of the **AGREEMENT** act reasonably, honestly and in good faith;

         19.6.2.2   they will perform their obligations arising from the **AGREEMENT** diligently and with reasonable care; and

19.6.2.3   they will make full disclosure to each other of any matter that may affect the execution of the **AGREEMENT** or its implementation from time to time.

19.7   **Whole Agreement**

The **AGREEMENT** constitutes the entire contract between the **PARTIES** and no amendment or consensual cancellation of the **AGREEMENT** or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the **AGREEMENT**, shall be of legal efficacy save insofar as the same is reduced to writing and signed by the **PARTIES**.

20. **Counterparts**

The **AGREEMENT** may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the **AGREEMENT** in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

Thus done and signed by **ERGO URANIUM** at Johannesburg, **RSA** on this the 21st day of January 2010, in the presence of the undersigned witnesses.

As witnesses:-   For: Ergo Uranium (Proprietary) Limited

1. _____

                                         /s/ DAW van der Walt

2. _____

                                         - director -

Thus done and signed by **ERPM** at Johannesburg, **RSA** on this the 21st day of January 2010, in the presence of the undersigned witnesses.

As witnesses:-   For: East Rand Proprietary Mines Limited

1. _____

                                         /s/ T Gwebu

2. _____

                                         - director -

Thus done and countersigned by **MINTAILS SA** at Johannesburg, **RSA** on this the 21st day of January 2010, in the presence of the undersigned witnesses in confirmation of the provisions of clauses 13 and 14 supra.

<u>As witnesses</u>:-   For: Mintails SA (Proprietary) Limited

1. _____

                                                          /s/ DAW van der Walt

2. _____

                                                          _____
                                                          -    director, who by his signature hereto
                                                          warrants that he is duly authorised thereto -

Thus done and countersigned by **CROWN** at Johannesburg, **RSA** on this the 21st day of January 2010, in the presence of the undersigned witnesses in confirmation of the provisions of clause 12.4 supra.

<u>As witnesses</u>:-   For: Crown Gold Recoveries (Proprietary) Limited

1. _____

                                                          /s/ T Gwebu

2. _____

                                                          _____
                                                          - director, who by his signature warrants that
                                                          he is duly authorised hereto -

Extracts from the Minutes of a Meeting of the Board of Directors of East Rand Proprietary Mines Limited, held at Johannesburg on the   day of January 2010
_____

Resolved that :-

1.   The company enters into an agreement with Ergo Uranium (Proprietary) Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2.   Themba Gwebu, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Extracts from the Minutes of a Meeting of the Board of Directors of Ergo Uranium (Proprietary) Limited, held at Johannesburg on the 11th day of January 2010

_____

Resolved that :-

1.   The company enters into an agreement with East Rand Proprietary Mines Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2.   Diederik Albert Willem van der Walt, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Annexe "C"

Copy of Guarantee in favour of ANGLOGOLD

(*vide* clause 9.1.1 supra)